UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of October 2026

Commission File Number: 001-31811

Woori Financial Group Inc.

(Translation of registrant’s name into English)

51, Sogong-ro, Jung-gu,

Seoul, 04632, Korea

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒   Form 40-F ☐

Resolution for the Cancellation of Treasury Shares

On October 23, 2026, the board of directors of Woori Financial Group Inc. (“Woori Financial Group”) resolved to cancel 57,369 shares of its common stock. The details are as follows:

1. Class and number of shares to be cancelled	Common stock	57,369
	Different classes of stocks	—
2. Total number of shares issued	Common stock	736,786,557
	Different classes of stocks	—
3. Par value per share (KRW)		5,000
4. Estimated amount of shares to be cancelled (KRW)		743,455,227
5. Scheduled period of acquisition of treasury shares for cancellation	Start date	—
	End date	—
6. Method of acquisition of shares to be cancelled		Previously acquired treasury shares
7. Scheduled date of cancellation		11/6/2026
8. Date of board resolution (decision date)		10/23/2026
- Attendance of independent directors	Present (No.)	7
	Absent (No.)	0

Other Considerations:

- The cancellation of shares above will be conducted in accordance with Article 343(1) of the Korean Commercial Code (the “KCC”), by which treasury shares acquired in accordance with Article 341-2, Subparagraph 3 of the KCC will be cancelled pursuant to a resolution of the board of directors. Accordingly, there will be no reduction in the paid-in capital of Woori Financial Group, although the total number of shares issued will decrease.

- The item “4. Estimated amount of shares to be cancelled (KRW)” above represents the book value of the treasury shares subject to cancellation as of the date of the resolution of the board of directors.

- The item “7. Scheduled date of cancellation” above is subject to change depending on factors such as consultations with relevant authorities, among others.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Woori Financial Group Inc.
(Registrant)

Date: October 23, 2026	By: /s/ Seong Min Kwak
(Signature)

Name: Seong Min Kwak
Title: Deputy President